Exhibit 19.1

ZYVERSA THERAPEUTICS, INC.

STATEMENT OF COMPANY POLICY ON INSIDER TRADING AND POLICY REGARDING SPECIAL TRADING PROCEDURES

Approved by the Board of Directors on December 12, 2022

Two copies of this Statement of Company Policy on Insider Trading and Policy Regarding Special Trading Procedures (collectively, this “Policy”) are being provided to you. You should read this Policy, address questions to Peter Wolfe, the Chief Financial Officer of ZyVersa Therapeutics, Inc. (the “Company”) and return one signed copy to:

Peter Wolfe

Chief Financial Officer

ZyVersa Therapeutics, Inc.

pwolfe@zyversa.com

I. POLICY STATEMENT ON INSIDER TRADING

The Company has adopted a policy on insider trading (the “Policy”) that applies to each officer, director and employee of the Company*. A statement regarding such policy has been distributed to all officers, directors and employees. It is the policy of the Company that no director, officer or other employee (or any other person designated by this Policy or the Company’s Chief Financial Officer) who is aware of material nonpublic information related to the Company may, directly or indirectly, through family members or other persons or entities:

1.	engage in transactions in the securities of the Company (except as otherwise expressly provided in this Policy);

2.	recommend that any other person engage in transactions in the securities of the Company;

3.	disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information or to persons outside of the Company, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

*	The term “Company” refers to ZyVersa Therapeutics, Inc., its subsidiaries and its affiliates, collectively or individually, as the context requires.

4.	assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or other employee (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

This Policy applies to all directors, officers and employees of the Company, its subsidiaries and its affiliates. You must read, sign and retain this Policy statement and, upon request by the Company, re-acknowledge it.

II. DISCUSSION: WHAT IS “INSIDER TRADING”?

Insider trading is, in addition to being a violation of this Policy, a violation of securities laws. The penalties for insider trading are discussed herein.

The term “insider trading” generally is used to refer to the use of material, nonpublic information to trade in securities or to communications of material, nonpublic information to others who may trade on the basis of such information.

While the law concerning insider trading is not static, it is generally understood that the law prohibits insiders of the Company from doing the following:

1.	Trading in the Company’s securities while in possession of material, nonpublic information concerning the Company.

2.	Having others trade on the insider’s behalf while he or she is in possession of material, nonpublic information.

3.	Communicating nonpublic information concerning the Company or other companies that the Company does business with to others who may then trade in the Company’s securities or pass on the information to others who may trade in the Company’s securities. Such conduct, also known as “tipping,” violates laws that impose strict penalties upon both companies and individuals, including both financial sanctions and prison. Tipping results in civil and criminal liability for the insider of the Company who communicates such information, even if such insider does not actually trade himself, and for the person who received the information if the person has reason to know that it was an improper disclosure and acts on such information or passes it on to others who may act on it.1

The elements of insider trading and the potential penalties for such unlawful conduct are discussed herein.

[1]	When calculating the civil and criminal liability of a tipper, a tipper may be held responsible for the profits of his “tippees.” This means that the tipper may be required to pay back the government all of the profits received by his tippee (and others in the chain of the tip), even if the tipper did not actually profit. Similarly, the profits of a tippee may be used to calculate the prison sentence of the tipper, which may extend the length of any sentence.

A. Who is an Insider?

The concept of “insider” generally includes any person who possesses nonpublic information about the Company and who has a duty to the Company to keep this information confidential. This Policy applies to all directors, officers and employees of the Company and its subsidiaries. In addition, the Company may determine that other persons should be subject to this Policy, such as service providers, contractors or consultants who have access to material nonpublic information in connection with such service. Outsiders who could be subject to this Policy include, among others, the Company’s attorneys, accountants, consultants, advisory board members, investment bankers and the employees of such organizations.

This Policy also applies to your family members who reside with you (including a spouse, child, child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members whose transactions in the Company securities are directed by you or are subject to your influence or control (collectively referred to as “family members”). This Policy further applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “controlled entities”).

B. What is Material Information?

“Material Information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions, or information that could be reasonably expected to affect the price of a company’s securities, whether it is positive or negative. It is important to remember that materiality will always be judged with the benefit of hindsight.

Although there is no precise definition of materiality, information is likely to be “material” if it relates to:

●	earnings or expectations for the quarter or the year;

●	forecasts or projections of future earnings or losses, or other earnings guidance;

●	changes to previously announced earnings guidance or the decision to suspend earnings guidance;

●	clinical development milestones;

●	changes in dividends, the declaration of a stock split or an offering of additional securities;

●	proposals or agreements involving a merger, acquisition, tender offer, joint venture, divestiture or leveraged buy-out;

●	changes in relationships with major customers, or obtaining or losing important contracts;

●	development of a significant new product, process or service;

●	bank borrowings or other financing transactions out of the ordinary course;

●	important product developments;

●	major financing developments;

●	major personnel changes;

●	criminal indictments or material civil litigation or government investigations;

●	significant disputes with major suppliers or customers;

●	labor disputes including strikes or lockouts;

●	substantial change in accounting methods;

●	cybersecurity risks and incidents;

●	debt service or liquidity problems;

●	bankruptcy or insolvency;

●	public offerings or private sales of debt or equity securities;

●	calls, redemptions or repurchases of the Company’s securities; or

●	change in auditors or notification that the auditor’s reports may no longer be relied upon.

“Inside” information could be material because of its expected effect on the price of the Company’s securities, the securities of another company or the securities of several companies. Moreover, the resulting prohibition against the misuse of “inside” information includes not only restrictions on trading in the Company’s securities but restrictions on trading in the securities of other companies affected by the inside information.

C. What is Nonpublic Information?

In order for information to qualify as “inside” information it must not only be “material,” it must be “nonpublic.” “Nonpublic” information is information which has not been made available to investors generally. This includes information received from sources or in circumstances indicating the information has not yet been generally circulated.

At such time as material, nonpublic information has been released to the investing public, it loses its status as “inside” information. However, for “nonpublic” information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace or public disclosure documents filed with the SEC that are available on EDGAR, and sufficient time must pass for the information to become available in the market.

To show that “material” information is public, it is generally necessary to point to some fact verifying that the information has become generally available, such as disclosure by filing of a Quarterly Report on Form 10-Q, Annual Report on Form 10-K, Current Report on Form 8-K or other report with the Securities and Exchange Commission or disclosure by press release to a national business and financial wire service (such as Dow Jones or Reuters), a national news service or a national newspaper (such as The Wall Street Journal). The circulation of rumors or “talk on the street,” even if accurate, widespread and reported in the media, does not constitute the requisite public disclosure.

Material, nonpublic information is not made public by selective dissemination. Material information improperly disclosed only to institutional investors or to a favored analyst or a group of analysts retains its status as “nonpublic” information, the use of which is subject to insider trading laws. Similarly, partial disclosure does not constitute public dissemination. So long as any material component of the “inside” information has yet to be publicly disclosed, the information is deemed “nonpublic” and may not be misused.

It is the policy of the Company to not consider material information public until the second business day after appropriate public dissemination.

D. What Transactions Are Subject to this Policy?

This Policy applies to transactions in the Company’s securities, including common stock, options or warrants to purchase common stock, or any other securities that the Company may issue, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company securities.

This Policy does not apply to the following transactions, except as specifically noted:

1.	Stock Option Exercises. This Policy does not apply to the exercise of any employee stock option acquired pursuant to the Company’s equity plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2.	Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy, however, does apply to any market sale of restricted stock.

3.	Transactions with the Company. This Policy does not apply to the purchase of the Company securities from the Company or the sale of the Company securities to the Company.

E. What Are the Consequences of Violations of This Policy?

Engaging in securities transactions while aware of material, nonpublic information, or the disclosure of material, nonpublic information is illegal.

Penalties for the purchase or sale of securities, while aware of material, nonpublic information, or communicating material, nonpublic information to others who then trade in such securities, are severe, both for the individuals involved in such unlawful conduct and, potentially, for their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation (i.e., if the violation was one for tipping information). Penalties include:

●	jail sentences of up to 10 years;

●	disgorgement of profits;

●	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;

●	criminal fines (no matter how small the profit) up to $1 million; and

●	fines for the employer or other controlling person, such as a supervisor, of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, a violation of this Policy can be expected to result in serious sanctions by the Company, which may include dismissal for cause of the person involved, whether or not the employee’s failure to comply with this Policy results in a violation of law.

III. POLICY REGARDING SPECIAL TRADING PROCEDURES

The following Special Trading Policies are applicable to all directors, officers and employees of the Company.

A. Trading Windows and Pre-Clearance.

There are times when the Company may be engaged in a material, nonpublic development. Although you may not know the specifics of the development, if you engaged in a trade before such development was disclosed to the public or resolved you might expose yourself and the Company to a charge of insider trading that could be costly and difficult to refute. In addition, a trade by you during such a development could result in significant adverse publicity for the Company.

Therefore, except pursuant to paragraph 3 below, you, your family members and controlled entities may only purchase or sell securities of the Company during the three or four “trading windows” that occur each year and only after pre-clearing your intent to trade with the Company’s Chief Financial Officer.

The trading windows consist of the period that begins on the second business day after issuance of a press release or other announcement by the Company disclosing quarterly or annual earnings through the date which is 14 days prior to the quarter or fiscal year end. To the extent a second trading window begins during the duration of an existing trading window, the trading window will continue for the duration of the trading window that expires on the latest date. In accordance with the procedure for waivers described below, in special circumstances a waiver may be given to allow a trade to occur outside of a trading window.

If you intend to engage in a trade during a trading window you must first receive permission to engage in a trade from the Company’s Chief Financial Officer*. The Company’s Chief Financial Officer may refuse to permit any transaction if he or she determines that it could give rise to a charge of insider trading. The Company’s Chief Financial Officer may seek advice of outside counsel as he or she may consider appropriate.

*	If the Company’s Chief Financial Officer will be absent from the office or unavailable for a significant period of time, he or she will designate another executive officer of the Company to handle trading requests.

After receiving permission to engage in a trade, you should either complete your trade within three business days or make a new trading request.

The exercise of options to purchase for cash and hold common stock of the Company or the purchase from the Company of common stock of the Company is not subject to the Special Trading Procedures outlined above, but the shares so acquired may not be sold except during a trading window, after authorization from the Company’s Chief Financial Officer has been received and after all other requirements of this Policy have been satisfied. Accordingly, the exercise of options and immediate sale of some or all of the shares through a broker is covered by these Special Trading Procedures.

B. Event-Specific Black-out Procedures.

From time to time, an event may occur that is material to the Company and is known by only a few directors or officers. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons covered by these Special Trading Procedures, may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than it may be announced to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the Company’s Chief Financial Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Company’s Chief Financial Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material, nonpublic information.

C. Rule 10b5-1 Plans.

The Securities and Exchange Commission has established regulations under which individuals may purchase and sell securities in compliance with “insider trading” laws (more specifically, Rule 10b5-1 of the Securities Exchange Act of 1934) if such purchases or sales are made pursuant to (i) a binding contract to purchase or sell the security, (ii) instructions provided to a third person to execute the trade for the instructing person or entity’s account or (iii) an adopted written plan for trading securities; provided, that at the time of the decision to enter into such contract or plan or decision to provide such instructions, you were not aware of material, nonpublic information. In addition to other requirements set forth in such regulations, the contract, instructions or plan must (a) specify the amount, price and date of the purchase or sale or (b) provide a written formula or algorithm or computer program for determining the amounts, prices and dates of such purchases or sales.

Under the Company’s policy, you, your family members and your controlled entities may only enter into a contract or plan or provide instructions for the purchase or sale of securities of the Company in compliance with these regulations after receiving written pre-clearance from the Company’s Chief Financial Officer. A copy of the Rule 10b5-1 Plan should be submitted for approval at least three business days prior to the entry into the Rule 10b5-1 Plan.

D. Post-Trade Reporting.

You are required to report to the Company’s Chief Financial Officer any transaction in securities of the Company by you, your family members or controlled entities not later than the business day following the date of your transaction. Each report you make to the Company’s Chief Financial Officer should include the date of the transaction, quantity, price and broker through which the transaction was effected. This reporting requirement may be satisfied by sending (or having your broker send) duplicate confirmations of trades to the Company’s Chief Financial Officer if such information is received by the required date.

The foregoing reporting requirement is designed to help monitor compliance with the Special Trading Procedures set forth herein and to enable the Company to help those persons who are subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 to comply with such reporting obligations. Each officer and director, however, and not the Company, is personally responsible for ensuring that his or her transactions do not give rise to “short swing” liability under Section 16 and for filing timely reports of transactions with the Securities and Exchange Commission.

E. Compliance with the Company’s Statement of Company Policy on Insider Trading.

Even if you receive pre-clearance and it is during a trading window, you, your family members and your controlled entities may not trade in securities of the Company if you are in possession of material, nonpublic information about the Company. The procedures set forth herein are in addition to the general insider trading policy and are not a substitute therefor.

IV. PROHIBITION AGAINST CERTAIN TRANSACTIONS

1.	Prohibition on Short Sales. Neither you, your family members nor your controlled entities may sell any securities of the Company that are not owned by such person at the time of the sale (a “short sale”) including a “sale against the box” (a sale with delayed delivery).

2.	Trading in Standardized Options. An “option” is the right either to buy or sell a specified amount or value of a particular underlying interest at a fixed exercise price by exercising the option before its specified expiration date. An option which gives a right to buy is a “call” option, and an option which gives a right to sell is a “put” option. Standardized options (which are so labeled as a result of their standardized terms) offer the opportunity to invest using substantial leverage and therefore lend themselves to significant potential for abusive trading on material inside information. Standardized options also expire soon after issuance and thus necessarily involve short-term speculation, even where the date of expiration of the option makes the option exempt from certain Securities and Exchange Commission restrictions.

The writing of a call or the acquisition of a put also involves a “bet against the company” and therefore presents a clear conflict of interest for you. As a result, neither you, your family members nor controlled entities may trade in standardized options relating to the Company securities at any time.

3.	Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow “insiders” to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow “insiders” to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the “insiders” may no longer have the same objectives as the Company’s other shareholders. Therefore, neither you, your family members nor your controlled entities may engage in any such transactions.

4.	Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged or hypothecated as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when you are aware of material, nonpublic information or otherwise are not permitted to trade in the Company securities, neither you, your family members nor your controlled entities may hold the Company securities in a margin account or pledge the Company securities as collateral for a loan unless such transaction has been pre-approved by the Company’s Chief Financial Officer.

V. POST-TERMINATION TRANSACTIONS

This Policy continues to apply to any and all transactions in the Company’s securities following termination of your employment or other services to the Company. If you are in possession of material nonpublic information when you are terminated, you may not trade in the Company’s securities until that information has become public or is no longer material. The pre-clearance procedures specified above, however, will cease to apply to transactions in the Company’s securities upon the expiration of any blackout period applicable at the time of the termination of service.

VI. REPORTING OF VIOLATIONS

If you know or have reason to believe that this Policy or the Special Trading Procedures described above have been or may be violated, you should bring the actual or potential violation to the attention of the Company’s Chief Financial Officer or report it through the Company’s secure Corporate Compliance Hotline at (833) 636-3075 or at https://www.whistleblowerservices.com/ZyVersa .

VII. TRAININGS REGARDING INSIDER TRADING

All directors and employees of the Company are required to annually attend trainings hosted or recommended by the Company regarding the laws governing insider trading.

VIII. MODIFICATIONS; WAIVERS

The Company reserves the right to amend or modify the procedures set forth herein at any time. Waiver of any provision of this Policy or the Special Trading Procedures in a specific instance may be authorized in writing by the Company’s Chief Financial Officer (or his or her designee).

IX. QUESTIONS

If you have any questions regarding this Policy or the Special Trading Procedures described above, you should contact the Company’s Chief Financial Officer.

ACKNOWLEDGMENT

I have read and understand ZyVersa Therapeutics, Inc.’s Statement of Company Policy on Insider Trading and Policy Regarding Special Trading Procedures. I understand that, if I am an employee of the Company or one of its subsidiaries, my failure to comply in all respects with the Company’s policies, including the Statement of Company Policy on Insider Trading and Policy Regarding Special Trading Procedures set forth herein, is a basis for termination for cause of my employment from the Company and any subsidiary thereof to which my employment now relates or may in the future relate. I will comply with the Policy for as long as I am subject to the Policy.

Signature:

Printed Name:	Date:

This document states a policy of ZyVersa Therapeutics, Inc. and is not intended to be regarded as the rendering of legal advice. This policy statement is intended to promote compliance with existing law and is not intended to create or impose liability that would not exist in the absence of the policy statement.